Oak Ridge Micro-Energy, Inc.

3046 E. Brighton Place

Salt Lake City, Utah 84121

November 26, 2012

Securities and Exchange Commission

Via EDGAR

Re:

Oak Ridge Micro-Energy, Inc. (the “Company,” “we,” “our” or “us”)

Form 8-K

Filed October 9, 2012

Amendment No. 1 to Form 8-K

Filed October 12, 2012

File No. 000-50032

Dear Ms. Ravitz:

In response to your comment letter dated October 26, 2012, we have provided our responses below:

1.

It appears that you were a shell company prior to the consummation of the reported transaction.  Therefore, please amend your filing to provide all of the information that would be required if you were filing a general form for registration of securities on Form 10 under the Exchange Act.  Reference to Item 2.1(f) of Form 8-K.

The accompanying amended Form 8-K contains the requested disclosure, excluding the financial statements of Carbon Strategic Pte Ltd., a corporation organized under the laws of Singapore (“Carbon Strategic”), which are discussed below, along with additional information about us and our business that we believe demonstrates that we are not now nor have we ever been a “shell company” as defined in Securities and Exchange Commission (the “SEC”) Rule 12b-2 promulgated under the Securities and Exchange Act of 1934, as amended (the “Exchange Act).  As such, we believe that these financial statements are not required to be filed by us with the SEC until on or about December 17, 2012; however, as our legal counsel, Leonard W. Burningham, Esq. advised Jay Mumford of the SEC at the time we were granted our first extension to respond to the above referenced SEC comment letter, that despite our position that we have not been a “shell company,” we had intended to file the information called for by Item 501(8) of Form 8-K as soon as such information was available so that our filings would reflect all material information about our current and intended business operations at the earliest practicable date.

We have been provided with financial statements of Carbon Strategic for the two fiscal years ended June 30, 2012, and 2012, which we had anticipated filing with the SEC prior to

November 14, 2012, before they would have been over 135 days old and become stale; however, these financial statements were audited under Singapore FRS standards, though they were presented in “US GAAP” form.  We were not certain that these financial statements were adequate for filing with the SEC under applicable requirements; and because they were not filed before November 14, 2012, the reviewed September 30, 2012, quarter is required, along with pro forma financial statements for that quarter end, showing the effects of the Carbon Strategic Stock Purchase Agreement closed on October 8, 2012 (the “SPA”).  We are discussing these issues with our auditors and Carbon Strategic’s auditors and have inquired of the Office of Chief Accountant of the SEC by email about these issues; we are looking forward to resolving these issues and filing these financial statements as soon as possible, but no later than December 17, 2012.  Once we have those financial statements, they will be promptly filed with the SEC, along with other information that has been omitted from the presently filed 8-KA-2 Current Report that accompanies this cover letter, and which information was impractical to provide without these financial statements accompanying the filing.

As far as the “shell company” issue goes, we are not now, nor, to our knowledge, have we ever been a “shell company.”  Since 2001, we have been focused on the development, manufacturing and licensing of our thin-film battery technology, though we have had limited revenues in the past and none during the past five year recession.  Regardless, we have continued to discuss and promote the licensing of our technology, even though we have not had the funds that would have allowed us to manufacture prototypes of potential licensees’ products with our thin-film batteries powering them; this would have helped a great deal, but few companies have been expending excess funds for new projects during the economic recession.  We have also been involved in four negotiations that could have resulted in the sale/licensing of our thin-film battery technology or our combination with the entity with whom we were negotiating; all four of these entities were involved in businesses that were battery related or that would have been potential candidates for the use of our thin-film battery technology.  The last of these negotiations resulted in our acquisition of Carbon Strategic, and we believe this was the culmination of our efforts to find someone that was interested in doing what we were doing, developing thin-film battery technology for micro and high power uses.  To assess the purpose and importance of the Carbon Strategic acquisition, which was completed after more than four or five months of negotiations, on the day we closed the SPA with Carbon Strategic, October 8, 2012, our two directors, which included the Managing Director of Carbon Strategic, traveled to Florida to meet with principals of Planar Energy Devices, Inc. (“Planar”), which was an Oak Ridge National Laboratory (“ORNL”) licensee of ORNL’s thin-film battery technology, like we were; they also met with our former Chief Technical Officer, Dr. John Bates, who was instrumental in developing ORNL’s thin-film battery technology before becoming our President and a director in 2002 (though he resigned all positions with us in 2009 and continues as a consultant to us); and they met with real estate companies to negotiate a potential lease of premises in Melbourne, Florida.  The result of the 10 or so days spent in Florida was that we acquired research and development equipment to further develop our manufacturing process of our thin-film batteries from Planar, which equipment we had sold them a number of years earlier; we developed information through discussions with Dr. Bates about the availability of other experts that could be employed who had thin-film battery and other battery related expertise, from which we are now considering the assembly of a team of such experts; and we eventually leased 12,150 square feet of space in Melbourne, Florida, anticipating to use 2,000 square feet for office space, 500 square feet for storage and the balance for our research and development activities and our related equipment.  All of this information is discussed further in the 8-KA-2 Current Report filed with this cover letter.  We and Carbon Strategic had planned these developments prior to closing of the SPA.

Historically, since about 2008, when we sold our research and development equipment, we have continually attempted to license our thin-film battery technology and our thin-film batteries; we have never advertised or held ourselves out as a company seeking to acquire another company except those that could use or would further develop what we had developed in the way of our manufactured thin-film batteries, our patented thin-film battery technology and our related proprietary technology; and we have never indicated that we were a “shell company” in any of our SEC filings.  We have indicated in our 10-K Annual Report for the year ended December 31, 2011, however, that “We are not currently involved in any negotiations with any potential licensees of our technology.  We also continue to seek other business ventures and opportunities to increase shareholder value and enhance our business results, including acquisitions, divestitures and joint ventures, related to our technology and other industries.”  That statement is consistent with our continued efforts to find an acquisition like Carbon Strategic or continue to attempt to license our thin-film battery technology for not only micro-power uses, but high-power uses, which we have done.  The following is a short summary of some of our activities in these regards: (i) we have met nearly weekly with our legal counsel to discuss avenues of licensing, potential licensee candidates and ideas, including methods of protection of our technology; (ii) we have made proposals to representatives of one of the largest private electric automobile companies in the United States, and discussed the use of lithium based battery technology with representatives of this company, a high-power source for the use of our technology; (ii) in respect of this automobile use of our proprietary technology, we have looked at other technology not related to the battery industry that would make the use of lithium based batteries in automobiles potentially possible, and we have recently contacted this automobile company’s representatives to open a further dialogue about these issues; (iii) we have contacted and made proposals to one of the largest solar power companies in the world, including its founder and former CEO and one of its former directors, which solar power company had a manufacturing technology for making solar cells similar to how we initially manufactured our thin-film batteries; (iv) our President, until the closing of the Carbon Strategic SPA, Mark L. Meriwether, has continually discussed and analyzed ways to achieve our goals of finding a manufacturing partner, what the current status of our competitors in this industry is and what firms might have an interest in joint venturing with us on our technology; (v) Mr. Meriwether has flown to Nevada on a number of occasions to discuss funding opportunities with persons with an extensive network of business connections in the electronic industry; (vi) he has continually engaged in discussions with a former employee and consultant to us who sells electronic parts specifically to the thin-film battery markets and the research and development industries about licensing prospects and has discussed engaging him and another person as commissioned representatives for licensing; (vi) Mr. Meriwether has engaged in various discussions with representatives of one of the largest telephone companies in the world about the use of our technology in telephones and representatives of this company have and continue to discuss our technology with Dr. Bates as our consultant; (vii) Mr. Meriwether has also engaged in various discussions with representatives of one of the largest companies in the world about the use of our technology in their automobile products and representatives of this company have met with Dr. Bates; and Mr. Meriwether has engaged in various discussions with Dr. Bates about his meetings on our behalf with representatives of two major semi-conductor companies, a major tire company and a wafer company, regarding the use of our technology.

Our Company has been Mr. Meriwether’s full-time employment since 2001.

The foregoing demonstrates that we do not come within the definition of a “shell company” in SEC Rule 12b-2 as we have business operations, which are substantially more than “nominal” operations, and which have been continuous since at least 2001; and we do not have “nominal” assets. Our thin-film battery technology was developed at substantial cost and is deemed to be very valuable, though it is carried on our books and records at patent costs, less depreciation.  All costs of research and development, including wages, supplies, consultants and depreciation on equipment used in research and development, have expensed as incurred.  Further, two of the largest corporations in the world have shown substantial interest in our technology in the past, and one of them re-commenced contact with us in mid-2012, and has been very interested in discussing our technology further; we continue to be in discussions with this corporation.  We were unable to satisfy the other needs because of the limited amount of information we were willing to provide about our technology without an acceptable agreement or joint venture.

Dr. Bates has always been concerned and reticent about releasing our proprietary technology to anyone, but we believe a 2010 Memorandum Decision in the United States District Court for the Central Division of Utah, which was settled in favor of the party that such decision favored, will allow us to now show more of what we have to potential licensees or potential joint venture partners without losing rights to any technology developed, even if the developed technology was not within the scope of our agreements but is discovered utilizing our technology.  We believe what we have learned from this case will assist us in our licensing of our thin-film battery technology and proprietary technology, and we may begin to see some progress in this area. This Memorandum Decision is discussed further in the 8-KA-2 Current Report filed with this cover letter.

We would appreciate your consideration of the foregoing.

We acknowledge that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

OAK RIDGE MICRO-ENERGY, INC.

By /s/ Jeffrey J. Flood

     Jeffrey J. Flood, President

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